UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 23, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

The Pains Project is an operational 1 MW AC / 1.312 MW DC solar power plant located at Fazenda Rabelo, Rodovia MG-170, Zona Rural, Pains, Minas Gerais, Brazil ("Project"). The Project is connected to the CEMIG electricity distribution grid.

This solar plant is rented to a consortium of residential and commercial Subscribers for 25 years. The Project will sign a Project Rental Contract, a Land Lease Agreement, and an Operations and Maintenance Contract.

The Company intends to invest $1,281,121.00 USD (R$7,085,976.00 BRL) at a projected IRR of 15.00% in USD (see "Financial Summary" below).

Key Information

General Information

Project Owner	Energea Portfolio 2 LP (d.b.a. Community Solar in Brazil)
Project Location	Pains, Minas Gerais Brazil
Technology	Ground-mounted solar (fixed tilt)
System Size (AC/DC)	1 MW AC / 1.312 MW DC
Estimated Year 1 Production	1,915 MWh's
Coordinates	-20.36699° S / -45.65371° W
Land Status	Land Lease Agreement
Project Status	Operational
Useful Equipment Life (Years)	25 years

Stakeholders

SPE Name	Energea Pains Ltda.
SPE Address	FAZ Fazenda, 99999, Area Rural, Pains-MG, CEP 35.582-000
SPE CNPJ	62.646.938/0001-30
Offtaker	Consórcio Sunrise
O&M Contractor	Energea Brazil
O&M Contractor CNPJ	41.161.846/0001-90

Uses of Capital*

	BRL	USD
Project Acquisition Cost	R$ 6,545,000.00	$ 1,183,292.00
Project Soft Costs	R$ 180,350.00	$32,704.00
Project Hard Costs	R$ 40,000.00	$7,190.00
Additional Costs	R$ 8,358.00	$1,531.00
Total Equity Financing	R$ 7,085,976.00	$1,281,121.00
Projected IRR	15.00%
*Actual BRL/USD will vary with currency exchange rates during construction.

Technical Summary

Site

Pains is a small municipality in the west-central region of Minas Gerais, Brazil, with around 8,000 residents. It lies along the MG-050 highway near Formiga and Arcos, and is well known for its limestone-rich geology. The town is part of the Grutas e Mar de Minas tourist circuit and contains more than 1,600 registered caves, making it one of the richest municipalities in Brazil for geological formations. The economy of Pains relies heavily on limestone mining and related industries, including cement and fertilizer production. General services and small-scale commerce support local life, while agriculture (beans, corn, rice) and cattle raising provide supplementary income. Policing in Pains is handled by the Polícia Militar and Polícia Civil of Minas Gerais, with a small local detachment. Fire and rescue services are usually provided by regional units of the Corpo de Bombeiros Militar or volunteer brigades, while ambulances are coordinated through municipal health services. As a small municipality, resources are modest, and more specialized services are accessed in neighboring towns.

José Messias do Vale Filho & Elaine Rabelo do Vale ("Landowner") own the Site. The SPE entered into a Surface Rights Agreement on December 16, 2024 with the Landowner to secure 2.3 hectares of land for the Project for 30 years. The agreed monthly lease payment is R2,000.00 BRL. The payments adjust on each anniversary of the signature date according to the Brazilian consumer price index ("IPCA").

Design

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	JA Solar JAM72S30 540/MR	2,430	Tier 1 module manufacturer based in China
Inverters	Sungrow SG125-HV	8	Tier 1 inverter manufacturer based in China
Racking/Trackers	MetalLight Solar Fixed Tilt Racking	1	MetalLight is a Brazilian manufacturer based in Goiás, specializing in hot-dip galvanized racking structures.

Energy Projection

Based on the historic production of the Project, it's estimated to produce 1,915 MWh during its first year of operation post-acquisition.

The JA Solar JAM modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience <2% power loss in the first year of operation and an annual degradation rate of <0.5% thereafter. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them the best choice for the Project.

Interconnection

The Interconnection for the Project was secured through the CUSD and CCER agreements with CEMIG ("Utility Company"). The CUSD and CCER were signed with Consórcio Sunrise on November 2020 ("Offtaker").

Offtaker

The Offtaker is a consortium of residential and commercial Subscribers. Subscribers will be located in Minas Gerais, Brazil. Ownership and control of the Offtaker will be transferred to Energea once the acquisition is complete.

Operations & Maintenance ("O&M")

Energea Brazil has been selected as the O&M service provider. The team that will be responsible for the Project is comprised of experienced professionals with years of combined solar O&M experience. They are equipped with the latest technology and tools to provide the highest level of service for the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract include monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Environmental, Social and Community "ESC"

Employees

Energea places health and safety at the core of its operations, implementing a range of measures to mitigate the risk of accidents or incidents during the work activities. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets, and the environment.
Preliminary Risk Analysis	Safety guidelines and instructions for each O&M activity, applicable to employees and service providers.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
1. Mandatory use of PPE
2. Risk of electric shock
3. Fire extinguisher
4. Speed limit
5. Construction zone
6. No smoking
7. Emergency evacuation meeting point
8. No Trespassing
Courses and Training	O&M safety trainings in compliance with Brazilian standards:
1. NR 10 - Electrical safety
2. NR 10 + SEP - High-voltage systems
3. NR 6 - Use of PPE
4. NR 12 - Machinery operation safety
5. NR 18 - Construction site safety

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax and labor obligations, and help mitigate labor-related risks in accordance with applicable laws and regulations.

Due Diligence

Phase	Objective	Requirements / Actions/ Documents
Pre-Contractual Due Diligence	Tax, labor obligations and financial health	1. CND (Debt Clearance Certificate)
2. CRF (Certificate of Regularity - FGTS)
3. CNDT (Labor Debt Clearance Certificate)
4. Updated CNPJ Card
5. Social Contract
6. Financial Statements
Contractual	Health, safety, and labor law obligations	Health/safety clauses
Compliance with labor laws and Regulatory Standards

Environmental

Energea ensures the Project's environmental compliance by conducting all required studies and securing any necessary permits required by local authorities and consultants.

ESC Related Permits

Permit	Description	Status
Environmental Permit	Issued by the environmental authorities responsible for authorizing and overseeing activities with potential environmental impacts.	Complete
Fire Department Certificate	Issued by the Fire Department confirming compliance with fire safety laws.	Incomplete

Stakeholders Engagement

While the town of Pains is generally peaceful, the solar plant's location-isolated, unlit, and near a highway-creates security vulnerabilities. To address this, the company is already arranging private security services as an additional safeguard. The site also faces environmental challenges, primarily the high levels of dust generated by heavy truck traffic on unpaved roads. To mitigate this, the company has implemented dust control measures and has formally initiated a request with the city hall for the construction of speed bumps in front of the plant, which will reduce vehicle speeds and minimize dust dispersion. From an infrastructure point of view, the company is taking corrective actions, including the installation of restrooms to ensure a healthy and proper work environment for employees and service providers.

Financial Summary

The projected nominal IRR, in USD, of the Project is 15.00%, with an estimated payback of 7 years, 5 months and 8 days from the Acquisition date. The projected income statement, cash flow statement and balance sheet through 2035 are shown in Exhibit I.

The baseline projected IRR is calculated assuming a 2% annual devaluation of the BRL against USD and an average Subscriber discount of 22.5%.

The Project will be rented to the Offtaker. The Offtaker is comprised of many Subscribers who each pay a rental price equal to the amount of kWh produced by the Project that they consume times an energy rate per kWh. The energy rate per kWh is calculated as a fixed discount off the rate they would have otherwise pay to the Utility Company for electricity.

Thus, the Project's monthly rental revenue will fluctuate based on Subscriber discount rates and the FX rate (expressed as a devaluation of the BRL against the USD over time). The table below demonstrates the range of potential IRRs resulting from various energy discount and currency devaluation scenarios:

IRR Stress Test

Subscriber Discount	FX Devaluation (%(y/y))
	0.00%	2.50%	5.00%	7.50%	10.00%	12.50%	15.00%
10.00%	21.34%	18.41%	15.63%	12.98%	10.45%	8.03%	5.72%
12.00%	20.70%	17.79%	15.02%	12.38%	9.86%	7.46%	5.16%
14.00%	20.05%	17.16%	14.40%	11.78%	9.27%	6.88%	4.59%
16.00%	19.40%	16.53%	13.78%	11.17%	8.68%	6.30%	4.02%
18.00%	18.75%	15.89%	13.16%	10.56%	8.09%	5.72%	3.45%
20.00%	18.10%	15.25%	12.54%	9.95%	7.49%	5.13%	2.88%
22.00%	17.44%	14.60%	11.91%	9.34%	6.88%	4.54%	2.30%
24.00%	16.77%	13.95%	11.27%	8.71%	6.27%	3.94%	1.71%
26.00%	16.10%	13.30%	10.63%	8.09%	5.66%	3.34%	1.12%
30.00%	14.73%	11.96%	9.32%	6.81%	4.41%	2.12%	-0.07%

For example, if the BRL depreciates against the USD by 7.5% every year of the Project's 25-year life, and the Project offers Subscribers a 16% discount against the energy rate charged by the Utility Company (as opposed to the 22.50% assumption used in the base case IRR projection), the IRR of the Project would be 11.17%.

Capital Expenses ("CAPEX")

The cost to construct the Project has been fixed by contract and is detailed in the table below. Actual costs will be subject to changes in FX during the construction period.

Capital Expenditures Assumptions

	Brazilian Reais (BRL)	US Dollars (USD)
Acquisition Costs	R$ 6,545,000.00	$1,183,292.00

Total Hard Costs	R$ 40,000.00	$7,190.00
Civil Materials	R$ 40,000.00	$7,190.00

Total Soft Costs	R$ 180,350.00	$32,704.00
Commission	R$ 156,350.00	$28,309.00
Entity Costs	R$ 24,000.00	$4,395.00

Developer Fee	R$ 312,268.00	$56,405.00

Additional Costs	R$ 8,358.00	$1,531.00

Total CapEx (All-In)	R$ 7,085,976.00	$1,281,121.00

Revenue

The Project's revenue comes from the Project Rental Contracts between the SPE and the Consortium of Subscribers.

The Project Rental Contracts adjust for annual inflation, which are aligned with changes in Utility Company rates, typically occurring each April. The Utility Company has historically adjusted its rates at a pace higher than IPCA. While the financial model uses the 2020 target inflation rate of 4.00% as a baseline, CEMIG cumulative rate adjustments over the past four years (2020-2024) reached 36.27%, significantly outpacing the IPCA's 29.39%. This method of calculating energy rates paid by the Subscribers ensures that the Project's revenue increases as energy rates increase.

Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	22.50%
Utility Company Rate	R$ 1,107.99 / MWh
Project's Rate	R$ 820.00 / MWh
Demand Charge (TUSD rate)	R$ 17.01 / kWac
Subscriber Default Rate	0.00%

Operating Expenses ("OPEX")

The model assumes the operating expenses described in the table below. All prices are re-adjusted by IPCA, currently assumed at a 5% annual rate of change.

Operating Expenses Assumptions

Operations & Maintenance	R$ 7,900.00 / month	Paid by SPE
Security	R$ 8,333.33 / month	Paid by SPE
Module Cleaning	R$ 6,000.00 / year	Paid by SPE
Land of Roof Rental	R$ 2,400.00 / month	Paid by SPE
Insurance (GL & Property)	R$ 20,000.00 / month	Paid by SPE
Banking & FX Fees	R$ 100.00 / month	Paid by SPE
Credit Management Software	R$ 1,750.00 / month	Paid by SPE
Utilities	R$ 500.00 / month	Paid by SPE
*All values readjusted with IPCA annually.

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 52,253,622.91
Total Service Revenue		R$ 0.00
Total Gross Revenue		R$ 52,253,622.91

Presumed profit Taxable Income (32%)		R$ 16,721,159.33

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	3.65%	% of Gross Revenue	R$ 1,907,257.24	3.65%
ISS	5.00%	% of Service Revenue	R$ 0.00	0.00%
ICMS**	18.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	25.00%	% of Taxable Income	R$ 3,650,289.83	6.98%
CSLL	9.00%	% of Taxable Income	R$ 1,504,904.34	2.88%
Total Taxes			R$ 7,062,451.41	13.51%

*All displayed values are sourced from Exhibit I, in BRL, and are projected for the next 10 years
**ICMS is not charged, as these projects do not sell power, only rent the power plant to the consortium of Subscribers.

Legal Summary

Each of the contracts that comprise the Project have been drafted, negotiated and reviewed by the Manager. This section specifically comments on the review of the following contracts:
a)     SPE Social Contract (similar to an Operating Agreement in the U.S.)
b)     Purchase Agreement of the Project
c)     Surface Rights Deed
d)     Operations and Maintenance Service Agreement

SPE Social Contract Summary

Contract	Social Contract of Energea Pains Ltda.
Incorporation Date	September 10, 2025
CNPJ	62.646.938/0001-30
Address	Faz. Fazenda, No. 99999, Pains, CEP 35.582-000, Minas Gerais
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LP (100%)
Management	Isabella Vieira Mendonça Vivian Paim Lopes

Purchase Agreement

Contract	Purchase Agreement
Date	September 30, 2025
Parties	Invictus X Usinas Fotovoltaicas SPE S/A (as Seller) Energea Pains Ltda. (as Buyer) Consorcio Sunrise (as Intervening Party)
Object
The purchase of the assets of an operational 1.3MW photovoltaic solar power project located in Pains, Minas Gerais, Brazil. In addition to the transfer of the assets of the Project, free and clear of any and all liens or encumbrances, the Seller shall also:
(i) assign to Energea Pains Ltda. all rights and obligations under the Surface Rights Deed related to the Project;
(ii) transfer to Energea the ownership and control of Consórcio Sunrise; and
(iii) assign to Energea Pains Ltda. all warranties related to the Project and its equipment.

Purchase Price	R$ 6,545,000.00 - total sale price
Payment	R$ 2,025,000.00 - paid upon signing R$ 4,520,000.00 - paid upon closing

Surface Rights Deed

Contract	Surface Rights Deed
Date	December 16, 2024
Parties	Energea Pains Ltda. - Lessor José Messias do Vale Filho - Lessee
Term	30 years, with the possibility of renewing it for a 25-yr period
Object	Lease of a rural property in the City of Pains, Minas Gerais, with a total area of 2ha
Monthly Payment	R$ 2,000.00
Payment Periodicity	Monthly

Operations and Maintenance Service Agreement

Contract	Agreement for the Provision of Operation and Maintenance Services
Parties	Energea Brasil Operações LTDA - Contractor Energea Pains LTDA - Owner
Object
Contractor shall perform all Operations and Maintenance services including but not limited to monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Contract Price	R$7,900.00 per month
Warranty	Contractor will be responsible for managing and supervising all repairs and replacements of equipment covered under warranty and pursue all eligible claims with equipment suppliers.

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	In Process
Site	Site Photos	Confirmed
	Land Owner Documents	Confirmed
	Property Lease Agreement	Confirmed
Design and Application	Energy Resource Study	In Process
Interconnection	Parecer de Acesso	Confirmed
	Interconnection Contracts	Confirmed
Permit	Environmental License	Confirmed
	Installation License (LI)	Confirmed
	Operational License (LO)	Confirmed
Offtaker	Offtaker Credit Analysis	Confirmed
	Revenue Agreement Set	In Process
O&M	O&M Agreement	In Process
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 10, 2025

Exhibit 1 - Forecasted Financial Statements ENERGEA PAINS LTDA
CONSOLIDATED STATEMENTS OF INCOME

					December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Gross revenue	R$ 239,570	R$ 1,435,185	R$ 1,525,669	R$ 1,592,739	R$ 1,662,751	R$ 1,735,833	R$ 1,812,119	R$ 1,891,749	R$ 1,974,869	R$ 2,061,632
Taxes on revenue:
PIS / COFINS	8,744	52,384	55,687	58,135	60,690	63,358	66,142	69,049	72,083	75,250
ISS	0	0	0	0	0	0	0	0	0	0
Total taxes on revenue	8,744	52,384	55,687	58,135	60,690	63,358	66,142	69,049	72,083	75,250
Net revenue	230,826	1,382,801	1,469,982	1,534,604	1,602,061	1,672,475	1,745,976	1,822,700	1,902,786	1,986,382
Costs and expenses:
Operations and maintenance	15,800	95,590	100,370	105,388	110,657	116,190	122,000	128,100	134,505	141,230
Security	16,667	100,833	105,875	111,169	116,727	122,564	128,692	135,126	141,883	148,977
Module cleaning	0	6,000	6,300	6,615	6,946	7,293	7,658	8,041	8,443	8,865
Land or roof rental	4,800	29,400	30,870	32,414	34,034	35,736	37,523	39,399	41,369	43,437
Insurance	20,000	21,000	22,050	23,153	24,310	25,526	26,802	28,142	29,549	31,027
Utilities	1,000	6,050	6,353	6,670	7,004	7,354	7,722	8,108	8,513	8,939
Credit management	3,500	21,175	22,234	23,345	24,513	25,738	27,025	28,377	29,795	31,285
Banking fees	200	1,210	1,271	1,334	1,401	1,471	1,544	1,622	1,703	1,788
IOF tax	26,844	3,578	3,908	4,069	4,237	4,411	4,593	4,783	4,980	5,186
Total costs and expenses	88,811	284,837	299,229	314,156	329,828	346,283	363,558	381,696	400,739	420,733
Income from operations	142,015	1,097,964	1,170,753	1,220,448	1,272,233	1,326,193	1,382,418	1,441,004	1,502,047	1,565,650
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(44,056)	(275,891)	(275,891)	(275,891)	(275,891)	(275,891)	(275,891)	(275,891)	(275,891)	(275,891)
Income before provision for income taxes	97,959	822,074	894,862	944,558	996,342	1,050,302	1,106,528	1,165,113	1,226,156	1,289,759
Provision for income taxes	22,065	132,148	141,993	149,290	156,907	164,859	173,159	181,822	190,866	200,306
Net income	R$ 75,894	R$ 689,926	R$ 752,869	R$ 795,268	R$ 839,435	R$ 885,443	R$ 933,369	R$ 983,291	R$ 1,035,291	R$ 1,089,453

ENERGEA PAINS LTDA
CONSOLIDATED STATEMENTS OF CASH FLOWS

					December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Cash flows from operating activities
Net income	R$ 75,894	R$ 689,926	R$ 752,869	R$ 795,268	R$ 839,435	R$ 885,443	R$ 933,369	R$ 983,291	R$ 1,035,291	R$ 1,089,453
Adjustments in net income:
Depreciation and amortization	44,056	275,891	275,891	275,891	275,891	275,891	275,891	275,891	275,891	275,891
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	119,950	965,816	1,028,760	1,071,158	1,115,325	1,161,334	1,209,260	1,259,182	1,311,181	1,365,344
Cash flows from investing activities
Purchases of property and equipment, net	(7,077,618)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(7,077,618)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	7,085,976	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(53,266)	(938,050)	(1,024,449)	(1,066,664)	(1,110,640)	(1,156,450)	(1,204,169)	(1,253,875)	(1,305,650)	(1,359,579)
Net cash used in financing activities	7,032,710	(938,050)	(1,024,449)	(1,066,664)	(1,110,640)	(1,156,450)	(1,204,169)	(1,253,875)	(1,305,650)	(1,359,579)

Net increase (decrease) in cash	75,042	27,766	4,312	4,495	4,685	4,884	5,091	5,307	5,531	5,765
Cash at beginning of the period	0	75,042	102,808	107,120	111,615	116,300	121,184	126,274	131,581	137,112
Cash at end of the period	R$ 75,042	R$ 102,808	R$ 107,120	R$ 111,615	R$ 116,300	R$ 121,184	R$ 126,274	R$ 131,581	R$ 137,112	R$ 142,878

ENERGEA PAINS LTDA
CONSOLIDATED BALANCE SHEETS

					December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Assets
Current assets:
Cash and cash equivalents	R$ 75,042	R$ 102,808	R$ 107,120	R$ 111,615	R$ 116,300	R$ 121,184	R$ 126,274	R$ 131,581	R$ 137,112	R$ 142,878
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	75,042	102,808	107,120	111,615	116,300	121,184	126,274	131,581	137,112	142,878
Property and equipment	7,077,618	7,077,618	7,077,618	7,077,618	7,077,618	7,077,618	7,077,618	7,077,618	7,077,618	7,077,618
Depreciation	(44,056)	(319,946)	(595,837)	(871,728)	(1,147,619)	(1,423,509)	(1,699,400)	(1,975,291)	(2,251,181)	(2,527,072)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 7,108,604	R$ 6,860,479	R$ 6,588,900	R$ 6,317,504	R$ 6,046,299	R$ 5,775,292	R$ 5,504,492	R$ 5,233,908	R$ 4,963,548	R$ 4,693,423

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	7,085,976	7,085,976	7,085,976	7,085,976	7,085,976	7,085,976	7,085,976	7,085,976	7,085,976	7,085,976
Retained earnings	22,628	(225,496)	(497,076)	(768,472)	(1,039,677)	(1,310,684)	(1,581,484)	(1,852,068)	(2,122,428)	(2,392,553)
Total stockholders' equity	7,108,604	6,860,479	6,588,900	6,317,504	6,046,299	5,775,292	5,504,492	5,233,908	4,963,548	4,693,423
Total liabilities and stockholders' equity	R$ 7,108,604	R$ 6,860,479	R$ 6,588,900	R$ 6,317,504	R$ 6,046,299	R$ 5,775,292	R$ 5,504,492	R$ 5,233,908	R$ 4,963,548	R$ 4,693,423